Exhibit 99.1

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

British Columbia Securities Commission

Dear Sirs/Mesdames:

Re: Coastal Contacts Inc. (the “Entity”)

We refer to the short form base-shelf prospectus dated November 7, 2012 and prospectus supplement to the short form base-shelf prospectus of the above Entity dated March 26, 2013 relating to the sale and issue of common shares of the Entity (collectively “the Prospectus”).

We consent to be named and to the use, through incorporation by reference in the Prospectus, of our report dated December 18, 2012 to the shareholders of the Entity on the following consolidated financial statements:

•                  Consolidated statements of financial position as at October 31, 2012, October 31, 2011, and November 1, 2010

•                  Consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2012 and October 31, 2011, and

•                  notes, comprising a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authority to whom it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Chartered Accountants

March 26, 2013

Vancouver, Canada

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